UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 29 March 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠
, R P Menell, D N Murray,
D M J Ncube, S P Reid^, G M Wilson
^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
Development agreement concluded in Ghana

Johannesburg, 29 March 2016: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) is pleased to announce that it has concluded a development agreement with the Government of Ghana for both the
Tarkwa and Damang mines. The highlights of the agreement include:
· A reduction in the corporate tax rate from 35.0% to 32.5%, effective 17 March 2016.
· A change in the royalty rate from a flat 5% of revenue to a sliding scale royalty based on the gold price (as per table below), with effect from 1 January 2017.
Royalty rate
Gold price
3.0%
US$0 - 1,300/oz
3.5%
US$1,300 - 1,449.99/oz
4.0%
US$1,450 - 2,299.99/oz
5.0%
US$2,300/oz - unlimited

The term of the agreement, effective from 17 March 2016, will be for a period of 11 years for Tarkwa and nine years for Damang, each renewable for an additional five years.

Ghana continues to be a key region for Gold Fields and we commend the Government of Ghana for creating a fair and competitive
environment in the country.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources
6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 29 March 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer